Glossary of Terms	Exhibit 99.1
Accident Year - accident year reporting focuses on the cost of the losses that occurred in a given year regardless of when reported. These losses are calculated by adding all payments that have been made for those losses occurring in a given calendar year (regardless of the year in which they were paid) to any current reserve that remains for losses that occurred in that given calendar year. For example, at December 31, 2012, the losses incurred for the 2001 accident year would be the payments made in years 2001 through 2012 relating to the losses that occurred in 2001 plus the reserve for 2001 occurrences remaining to be paid as of December 31, 2012.
Agent (Independent Retail Insurance Agent) - an insurance consultant who recommends and markets insurance to individuals and businesses; usually represents several insurance companies. Insurance companies pay agents for business production.
Alternative Market - any risk transfer mechanism where the customer assumes some or all financial responsibility for an insurable exposure.
Audit Premium - premiums based on data from an insured’s records, such as payroll data. The insured’s records are subject to periodic audit for purposes of verifying premium amounts.
Catastrophe Loss - a severe loss, as defined by the Insurance Services Office property claims service (PCS), either natural or man-made, usually involving, but not limited to, many risks from one occurrence such as fire, hurricane, tornado, earthquake, windstorm, explosion, hail, severe winter weather, and terrorism.
Combined Ratio - a measure of underwriting profitability determined by dividing the sum of all GAAP expenses (losses, loss expenses, underwriting expenses, and dividends to policyholders) by GAAP net premiums earned for the period. A ratio over 100% is indicative of an underwriting loss, and a ratio below 100% is indicative of an underwriting profit.
Contract Binding Authority – business that is written in accordance with a well-defined underwriting strategy that clearly delineates risk eligibility, rates, and coverages. It is generally distributed through wholesale general agents.
Credit Risk - the risk that a financially-obligated party will default on any type of debt by failing to make payment obligations. Examples of credit risk include: (i) a bond issuer does not make a payment on a coupon or principal payment when due; or (ii) a reinsurer does not pay a policy obligation.
Diluted Weighted Average Shares Outstanding - represents weighted-average common shares outstanding adjusted for the impact of dilutive common stock equivalents, if any.
Earned Premiums - the portion of a premium that is recognized as income based on the expired portion of the policy period. For example, a one-year policy sold January 1 would produce just three months’ worth of “earned premium” in the first quarter of the year.
Excess and Surplus Lines – functions as a supplemental market for risks that often do not fit the underwriting criteria of standard market insurance carriers due to loss history, complex exposure or minimal business experience.
Generally Accepted Accounting Principles (GAAP) - accounting practices used in the United States of America determined by the Financial Accounting Standards Board. Public companies use GAAP when preparing financial statements to be filed with the United States Securities and Exchange Commission.
Incurred But Not Reported (IBNR) Reserves - reserves for estimated losses that have been incurred by insureds but not yet reported to the insurer.
Interest Rate Risk - exposure to interest rate risk relates primarily to the market price and cash flow variability associated with changes in interest rates. A rise in interest rates may decrease the fair value of our existing fixed maturity investments and declines in interest rates may result in an increase in the fair value of our existing fixed maturity investments.
Losses and Loss Expense Ratio - the ratio of net losses and loss expenses to net premiums earned.
Loss and Loss Expense Reserves - the amount of money an insurance company expects to pay for claim obligations and related expenses resulting from losses which have occurred and that are covered by insurance policies it has sold.
Loss Expenses - expenses incurred in the process of evaluating, defending, and paying claims.

Operating Income - a non-GAAP measure that is comparable to net income with the exclusion of capital gains and losses and the results of discontinued operations. Operating income is used as an important financial measure by us, analysts, and investors, because the realization of investment gains and losses on sales in any given period is largely discretionary as to timing. In addition, these realized investment gains and losses, as well as other-than-temporary impairment charges that are included in earnings, and the results of discontinued operations, could distort the analysis of trends.
Operating Return on Average Equity - a measurement of profitability which reveals the amount of operating income that is generated by dividing operating income by the average stockholders’ equity during the period.
Reinsurance - an insurance company assuming all or part of a risk undertaken by another insurance company. Reinsurance spreads the risk among insurance companies to reduce the impact of losses on individual companies. Types of reinsurance include proportional, excess of loss, treaty, and facultative.
Premiums Written - premiums written refer to premiums for all policies sold during a specific accounting period.
Retention - retention ratios measure how well an insurance company retains business by count and is expressed as a ratio of renewed over expired policies. Year on year retention measures retained business based on business issued one year ago.
Risk - has the following two distinct and frequently used meanings in insurance: (i) the chance that a claim loss will occur; or (ii) refers to the insured or the property covered by a policy.
Statutory Accounting Principles (SAP) - accounting practices prescribed and required by the National Association of Insurance Commissioners (“NAIC”) and state insurance departments that stress evaluation of a company’s solvency. Insurance companies follow these practices when preparing annual statutory statements to be submitted to the NAIC and state insurance departments.
Statutory Combined Ratio - a measurement commonly used within the property and casualty insurance industry to measure underwriting profit or loss. It is a combination of the underwriting expense ratio, loss and loss expense ratio, and dividends to policyholders ratio. A ratio over 100% is indicative of an underwriting loss, and a ratio below 100% is indicative of an underwriting profit.
Statutory Premiums to Surplus Ratio - a statutory measure of solvency risk that is calculated by dividing the net statutory premiums written for the year by the ending statutory surplus. For example, a ratio of 1.5:1 means that for every dollar of surplus, the company wrote $1.50 in premiums.
Statutory Surplus - the amount left after an insurance company’s liabilities are subtracted from its assets. Statutory surplus is not a figure based upon GAAP. Rather, it is based upon SAP prescribed or permitted by state and foreign insurance regulators.
Statutory Underwriting Expense Ratio - measures the ratio of statutory underwriting expenses (salaries, commissions, premium taxes, etc.) to net premiums written.
Underwriting - the insurer’s process of reviewing applications submitted for insurance coverage, deciding whether to provide all or part of the coverage requested, and determining the applicable premiums and terms and conditions of coverage.
Underwriting Result - underwriting profit or loss and represents premiums earned less insurance losses and loss expenses, underwriting expenses, and dividends to policyholders (determined on a GAAP or SAP basis). Also referred to as the GAAP underwriting result or the statutory underwriting result. This measure of performance is used by management and analysts to evaluate the profitability of underwriting operations and is not intended to replace GAAP net income.
Unearned Premiums - the portion of a premium that a company has written but has yet to earn because a portion of the policy is unexpired. For example, a one-year policy sold January 1 would record nine months of unearned premium as of the end of the first quarter of the year.
Wholesale General Agent - an insurance consultant authorized to underwrite on behalf of a surplus lines insurer through binding authority agreements. Insurance companies pay wholesale general agents for business production.